Eaton Corporation plc
First Quarter 2014 Report on Form 10-Q
Item 6
Exhibit 12
Ratio of Earnings to Fixed Charges

	Three months ended March 31	Year ended December 31
(Millions of dollars)	2014	2013	2012	2011	2010	2009
Income from continuing operations before income taxes and noncontrolling interests in consolidated subsidiaries	$453	$1,884	$1,251	$1,553	$1,036	$303
Adjustments
(Income) loss of equity investees	(2)	2	(2)	(2)	(14)	(6)
Distributed income of equity investees	—	77	19	3	15	9
Interest expensed	67	290	165	154	162	170
Amortization of debt issue costs	2	10	74	4	4	5
Estimated portion of rent expense representing interest	21	80	66	65	57	59
Amortization of capitalized interest	3	13	12	10	10	13
Adjusted income from continuing operations before income taxes	$544	$2,356	$1,585	$1,787	$1,270	$553
Fixed charges
Interest expensed	$67	$290	$165	$154	$162	$170
Interest capitalized	3	11	23	18	8	7
Amortization of debt issue costs	2	10	74	4	4	5
Estimated portion of rent expense representing interest	21	80	66	65	57	59
Total fixed charges	$93	$391	$328	$241	$231	$241

Ratio of earnings to fixed charges	5.85	6.03	4.83	7.41	5.50	2.29